August 18, 2005
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

Re:	MedCath Corporation Comment Letter Dated August 4, 2005
File No. 0-33009
Dear Mr. Rosenberg:
MedCath Corporation (the “Company” or “MedCath”), hereby submits the responses set forth below to your comment letter dated August 4, 2005 (the “Comment Letter”) pertaining to our Annual Report on Form 10-K for the year ended September 30, 2004 (the “Form 10-K”) and our Form 10-Q for the period ended March 31, 2005 (the “Form 10-Q”). The responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included excerpts of your original comments from the Comment Letter and followed them with our responses.
In preparing our responses, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the year ended September 30, 2004
Item 6. Selected Financial Data, page 25
1.	We noted that you have disclosed Adjusted EBITDA and Adjusted EBITDA, before pre-opening expenses and that you consider this a financial performance measure. Please tell us how you concluded that these non-GAAP measures are useful to investors and appropriate under item 10(e) of Regulation S-K.

We believe the use of these measures provides useful supplemental information to management and investors regarding the performance of the Company’s operations and facilitates comparisons to
10720 Sikes Place / Suite 300 / Charlotte, NC 28277 / (704) 708-6600 / Fax (704) 708-5035

Mr. Jim B. Rosenberg
Securities and Exchange Commission

historical operating results. Management and the board of directors routinely review this information to measure the performance of our various operating entities, to compare actual results to historical and budgeted results and to make capital allocation decisions. In addition, our debt agreements contain similar non-GAAP measures that relate to our overall debt capacity. Further, we believe when assessing the performance of our operations, it is useful to exclude pre-opening expenses as these costs are not a part of the Company’s direct cost of on-going operations. We also believe that events such as impairments of goodwill and other long-lived assets as well as losses on debt refinancing are infrequent in nature and therefore, make the results of our operations less comparable between reporting periods. However, in consideration of the provisions of Item 10(e) of Regulation S-K, we will discontinue the use of Adjusted EBITDA and Adjusted EBITDA, before pre-opening expense in future filings of reports on Form 10-K and Form 10-Q.
Management’s Discussion and Analysis
Critical Accounting Policies
Revenue Recognition, page 30
2.	Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:
a.	State if your billing system generates contractual adjustments...or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

The majority of our contractual adjustments are system-generated at the time of billing based on either government fee schedules or fee schedules contained in our managed care agreements with various insurance plans. Portions of our contractual adjustments are performed manually and these adjustments primarily relate to patients that have insurance plans with whom our hospitals do not have contracts containing discounted fee schedules, also referred to as non-contracted payors, patients that have secondary insurance plans following adjudication by the primary payor, uninsured self-pay patients and charity care patients.

The manual adjustments for self-pay patients, if any, and for charity care patients are generally recognized at the time of billing. In cases where we provide discounts to self-pay patients, the administrative leadership of the hospital determines the appropriate amount. Charity discounts are determined by the administrative leadership of the hospital as well, based on a review of the patient’s financial status, economic resources relative to federal poverty guidelines and the amount of the patient’s financial obligations.

At each period end, we manually estimate a contractual allowance for non-contracted payor accounts, secondary payor accounts and other accounts not systematically discounted in order to properly reflect the discounts we expect to accept. We also review accounts with systematically determined contractual allowances based on additional information that may be available and make necessary adjustments in order to properly reflect the discounts we expect to accept on final adjudication of the claim. The primary factors we consider in determining these estimates are historical collection experience with the payor, or similar payors, in each of our markets as well as the relevant communications we have had with the

Mr. Jim B. Rosenberg
Securities and Exchange Commission

payor during our billing and collections process regarding denials, partial payments and the patient’s account status. We adjust our estimates as new information and facts become known throughout our collection process.

b.	Provide your policy for collecting co-payments.

When possible, we will attempt to collect co-payments from patients prior to admission for inpatient services as a part of the pre-registration and registration processes. If unsuccessful, we will also attempt to reach a mutually agreed-upon payment arrangement at that time. To the extent possible, the estimated amount of the patient’s financial responsibility is determined based on the services to be performed, the patient’s applicable co-payment amount/percentage and any identified remaining deductible and co-insurance percentages. If payment arrangements are not provided upon admission or only a partial payment is obtained, we will attempt to collect any estimated remaining patient balance upon discharge. Once final charges have been accumulated and we have billed and collected the amounts due from the applicable third payors, we can then determine the final patient responsibility. If the patient owes a remaining balance, we then attempt to collect through our self-pay process as further discussed in 4.a. below. If the patient is due a refund, which seldom occurs, we remit a refund to the patient for any excess balances previously collected. We also comply with the requirements under applicable law concerning collection of Medicare co-payments and deductibles. Patients who come to our hospitals for outpatient services are expected to make payment or adequate financial arrangements before receiving services. Patients who come to the emergency room are screened and stabilized to the extent of the hospital’s capability for any emergency medical condition in accordance with applicable laws, rules and other regulations in order that financial arrangements do not delay such screening, stabilization, and appropriate disposition.

c.	For each period presented, quantify and provide the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period.

Based on our payor mix as disclosed on page 29 of our Form 10-K and as noted in 3.a. below, the majority of our revenue and accounts receivable relates to government and contracted payors. Per 2.a. above, we contractualize these accounts at the time of billing based on fee schedules. While subsequent adjustments to the systematic contractual allowances can arise due to denials, short payments deemed immaterial for continued collection effort and a variety of other reasons, such amounts would not be expected to be material. Further, our information systems processing and reporting in our patient accounting system are not configured to quantify the amount of such adjustments as requested by the staff. Moreover, our process of manually estimating contractual adjustments, as described per 2.a. above, is accumulated and reported outside our patient accounting system using spreadsheet analyses that do not interface with our patient accounting applications. Our controls over periodic recognition of contractuals focus on the patient account reviews performed by our business office (i.e., collections) personnel and our hospital finance teams at each period end, rather than relying on historical trends to estimate. The smaller number of accounts in our hospitals, due to their relative small size compared to other hospitals in the industry, afford us the ability to focus many of our analyses and estimates at a more detailed patient account level rather than using an enterprise-wide, analytical model.

Mr. Jim B. Rosenberg
Securities and Exchange Commission

d.	Quantify and provide the reasonably possible effects that a change in estimate in unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

As of September 30, 2004, we had recorded a $16.7 million reduction to our receivables to reflect our estimate of third party reimbursements pending settlement, $9.7 million of which related to outlier payments from one of our Medicare intermediaries that is further described on page 45 of our Form 10-K. From a procedural standpoint, for government payors, primarily Medicare, we recognize estimated settlements in our consolidated financial statements based on filed cost reports. We subsequently adjust those settlements as we obtain new information from audits or reviews by the fiscal intermediary and, if the result of the fiscal intermediary audit or review impacts other unsettled and open cost reports, then we recognize those adjustments through the successive years. We estimate current year settlements based on models designed to approximate our cost report filings and revise our estimates in February of each year upon completion of the actual cost report and tentative settlement. As disclosed on page 23 of our Form 10-Q, the net adjustment recorded subsequent to September 30, 2004 resulted in a $1.7 million increase to net revenue for the period.
Allowance for Doubtful Accounts, page 31
3.	Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:
a.	Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable.

As of September 30, 2004, our aging of receivables for the hospital division was as follows:

	% of Receivables
Payor	Total	Current to 90 Days	90 to 150 Days	Greater than 150 Days
Medicare	24%	20%	2%	2%
Medicaid	10	6	2	2
Self-Pay	16	8	6	2
Contracted	43	34	6	3
Other	7	2	1	4

Total	100%	70%	17%	13%
As of September 30, 2003, our aging of receivables for the hospital division was as follows:

	% of Receivables
Payor	Total	Current to 90 Days	90 to 150 Days	Greater than 150 Days
Medicare	33%	28%	3%	2%
Medicaid	7	4	2	1
Self-Pay	17	9	6	2
Contracted	40	31	6	3
Other	3	2	—	1

Total	100%	74%	17%	9%

Mr. Jim B. Rosenberg
Securities and Exchange Commission

As noted on page 31 of our Form 10-K, the remainder of our receivables as of September 30, 2004 and 2003 related to amounts due from billings to hospitals for various cardiovascular care services performed or amounts due under consulting and management contracts. The aging of these receivables is generally current in nature.

b.	If you have amounts that are pending approval from third party payors, please provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with.

As of September 30, 2004 and 2003, the only amounts pending approval for the hospital division are related to Medicaid and as such, are included in the Medicaid category in 3.a. above. Overall, Medicaid pending represents approximately 2% of total receivables for both periods and is primarily included in the current category of our aging. As a general policy, we do not recognize amounts as Medicaid pending until we have performed a review of the patient’s eligibility and believe, based on our best efforts, that the patient will qualify for Medicaid. Historically, we believe we have not had significant reclassifications of Medicaid pending to self-pay; however, we have not tracked these reclassifications and are not aware of a practical way to formally quantify the amounts under the systems and processes in place during these historical reporting periods.
Liquidity and Capital Resources, page 44
4.	Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:
a.	State the steps you take in collecting accounts receivable.

Our process for collecting accounts receivable is dependent on the type of payor as noted below for our most significant payor classifications:

Medicare: Our collection staff is able to access the fiscal intermediary’s web site and verify that claims transmitted have been received and entered into their processing system. This can generally be verified within 1-2 working days after transmission. This access allows our staff to determine if any claims have errors or need additional information to process. Once a claim is corrected, it enters the payment floor for processing. Federal regulations require the fiscal intermediary to hold claims for 14 days prior to payment, regardless of any other issues that may exist. Once Medicare pays via electronic remittance advice, we post the payment to the account and bill any deductible/co-payments to the patient’s supplementary insurance. If the patient does not have a supplemental plan, the remaining amount owed defaults to our self-pay collection cycle.

Medicaid: None of the state administered plans in our markets currently offer an online claim inquiry/adjudication system as in the case of Medicare. We generally follow up via phone with the plan after 30 days if we have not received payment. Follow-up is done with the state plans every 30 days until full payment is received according to the state fee schedule. Any remaining balances due from the patient are transferred to the self-pay collection cycle.

Mr. Jim B. Rosenberg
Securities and Exchange Commission

Insurance plans: Approximately one-half of the insurance plans are able to accept the claim electronically while the others are sent via paper claim. Our staff generally will follow up with the plan if we do not receive full payment within 30 days of generation and submission of this final bill. We continue to follow up with the plan every 30 days to secure full payment. To the extent we encounter short-payments or denials, we have a dedicated process for investigating the discrepancies and reaching resolution with the payors, which varies based on the specific nature of the short-pay or denial. If we are unable to secure total expected payment from the plan utilizing our in-house collection staff and protocols, we typically refer the claim to various outside collection agencies for assistance depending on the specific nature of the payment issue. The use of collection agencies generally occurs no sooner than 150 days post-discharge. After final payment from the insurance carrier, any balance due is transferred to the self-pay collection cycle.

Self-pay: Our business offices are not designed and/or staffed to administer self-pay account balances. Therefore, we have contracted with several collection agencies to pursue our self-pay accounts, usually seven days from when the final bill generates out of our system and there is no insurance coverage. The agency will take an “early out” approach and send a softer collection letter series and make follow-up phone calls to secure payment of these balances. The agency will generally work these accounts in the stage one phase for 120-150 days. If payment in full has not been received or satisfactory arrangements made by the guarantor, the account will transfer to a stage two status and a delinquent collection statement with stronger demands for payment will be sent to patients. Rarely do our collection efforts proceed to legal remedies against a patient, as the cost/benefit of such efforts are usually not justifiable given the low likelihood of actual collection and the high costs incurred to obtain and execute upon judgments for payment. Once an account has been in self-pay status for 150 days, the patient accounting system will place it in a pre-list status which recommends the account for transfer to a bad debt status. The hospital’s chief financial officer reviews the pre-list on a monthly basis and determines, based on facts and circumstances of the accounts, which accounts should be written-off to bad debts and which should be continued for additional collection efforts. Reserves for bad debts are estimated on an accrual basis using historical collection and write-off experience and other relevant information regarding the composition of accounts and collectability trends in each of our markets.

b.	Provide the day’s sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

On a consolidated basis, our day’s sales outstanding was 54, 59 and 54 days for the years ended September 30, 2004, 2003 and 2002, respectively. The calculation of the day’s sales outstanding excludes the impact of the reduction in receivables due to the outlier discussed in 3.b. above in the respective periods. As the timing of the opening and the subsequent ramp-up of new facilities during each year can have a significant impact on the calculation of day’s sales outstanding, we typically analyze trends on a same facility basis as defined on page 28 of our Form 10-K. On a same facility basis, our day’s sales outstanding was 48 for the year ended September 30, 2004 as compared to 56 days for the 2003 period. The trends for our same facilities for 2003 as compared to 2002 are discussed on page 41 of our Form 10-K. Consistent with that discussion, the improvement in our day’s sales outstanding from 2003 to 2004 reflects improved collection procedures and other processes we implemented in our

Mr. Jim B. Rosenberg
Securities and Exchange Commission

business offices.
Form 10Q for the period ended March 31, 2005
Notes to the Consolidated Financial Statements
3. Discontinued Operations, page 8
5.	Please tell us why you allocated $4.9 million of goodwill to The Heart Hospital of Milwaukee in the divesture entry when it was an internally developed facility opened in October of 2003.

All of our goodwill arose from transactions at the MedCath corporate level, with the majority being generated in 1998 when the Company was taken private. Upon adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (“SFAS No. 142”) on October 1, 2001, we established our reporting units and assigned the existing goodwill to such units in accordance with the provisions of paragraph 54. The two reporting units at that time were the hospital division and the diagnostics division since the chief operating decision makers regularly reviewed financial information about each of these units and their underlying subsidiaries and businesses in deciding how to allocate resources and in assessing performance. The underlying subsidiaries and businesses within each of the respective divisions had similar services, had similar types of patients and sources of revenues, operated in a consistent manner and had similar economic and regulatory characteristics. While The Heart Hospital of Milwaukee (“HHM”) was not open at this time, the facility was under development and this factor was considered during the allocation process as well as during transitional impairment testing as it was considered to be a component of the hospital division reporting unit by management. Further, prior to the opening of HHM, the pre-opening expenses associated with the facility were included in the hospital division for segment reporting purposes.

During the fourth quarter of 2003, we recorded an impairment charge related to goodwill, which resulted in all of the goodwill associated with the diagnostics division being written off in full. For goodwill related to the hospital division, even though HHM was not officially open at this time, the projected operations of this facility were considered during the determination of what goodwill should remain as a part of the impairment analysis.

During the first quarter of our fiscal 2005, we sold HHM. We included the $4.9 million of goodwill in the disposition entry as, in accordance with the provisions of paragraph 39 of SFAS No. 142, HHM was an integrated portion of the reporting unit and it was a business and as such, “the goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal.”

Mr. Jim B. Rosenberg
Securities and Exchange Commission

We trust that you find the foregoing responsive to the staff’s comments. Should you have any additional questions or require any additional information, please do not hesitate to contact me at (704) 708-6610.
Sincerely,
/s/ JAMES E. HARRIS
James E. Harris
Executive Vice-President and
Chief Financial Officer